SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

DORIAN LPG LTD.

(Exact Name of Registrant as Specified in its Charter)

Republic of the Marshall Islands	N/A
(State of Incorporation or Organization)	(IRS Employer Identification Number)
27 Signal Road, Stamford, Connecticut	06902
(Address of Principal Executive Offices)	(Zip Code)
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: ☐
Securities Act registration statement file number to which this form relates:  N/A
Securities to be registered pursuant to Section 12(b) of the Act:
Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Stock Purchase Rights	New York Stock Exchange
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Each Class)

Item 1.                     Description of Securities To Be Registered.
On December 16, 2016, the Board of Directors of Dorian LPG Ltd., a Marshall Islands corporation, declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share and adopted a shareholder rights plan, as set forth in the Rights Agreement dated as of December 16, 2016 (the "Rights Agreement"), by and between the Company and Computershare Inc., as rights agent.  The dividend is payable on December 27, 2016 to the stockholders of record on such date.
The Board has adopted this Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics.  In general terms, it works by imposing a significant penalty upon any person or group which acquires 15% or more of the outstanding common stock of the Company without the approval of the Board.  The Rights Agreement should not interfere with any merger or other business combination approved by the Board.
For those interested in the specific terms of the Rights Agreement as made between the Company and Computershare, as the Rights Agent, dated as of December 16, 2016, we provide the following summary description.  This description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed as an exhibit to this Registration Statement on Form 8-A.  A copy of the Rights Agreement is available free of charge from the Company upon request.
The Rights.  The Rights will initially trade with, and will be inseparable from, the common stock.  The Rights are evidenced only by certificates that represent shares of common stock.  New Rights will accompany any new shares of common stock the Company issues after December 27, 2016 until the Distribution Date described below.
Exercise Price.  Each Right will allow its holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (a "Preferred Share") for $60 (the "Exercise Price"), once the Rights become exercisable.  This portion of a Preferred Share will give the stockholder approximately the same dividend and liquidation rights as would one share of common stock.  Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.
Exercisability.  The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of the outstanding common stock.
For persons who, prior to the time of public announcement of the Rights Agreement, have publicly disclosed in a Schedule 13D or Schedule 13G (or an amendment thereto) on file with the Securities and Exchange Commission that they beneficially own 15% or more of the Company's outstanding common stock, the Rights Agreement "grandfathers" their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations.

Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying common stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act — are treated as beneficial ownership of the number of shares of the company's common stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of the company's common stock are directly or indirectly held by counterparties to the derivatives contracts.  Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Plan are excepted from such imputed beneficial ownership.
The date when the Rights become exercisable is the "Distribution Date."  Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights.  After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common stock.  Any Rights held by an Acquiring Person are void and may not be exercised.
The Board of Directors may reduce the threshold at which a person or group becomes an Acquiring Person from 15% to not less than 10% of the outstanding common stock
Consequences of a Person or Group Becoming an Acquiring Person.
•
Flip In.  If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $60, purchase shares of the Company common stock with a market value of $120, based on the market price of the common stock prior to such acquisition.

•
Flip Over.  If the Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for $60, purchase shares of the acquiring corporation with a market value of $120, based on the market price of the acquiring corporation's stock prior to such transaction.

•
Notional Shares.  Shares held by affiliates and associates of an Acquiring Person,  including certain entities in which the Acquiring Person beneficially owns a majority of the equity securities, and Notional Common Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Preferred Share Provisions.
Each one one-hundredth of a Preferred Share, if issued:
•	will not be redeemable;
•	will entitle its holder to quarterly dividend payments of $.01, or an amount equal to the dividend paid on one share of common stock, whichever is greater;

•	will entitle its holder upon liquidation either to receive $1.00 or an amount equal to the payment made on one share of common stock, whichever is greater;
•	will have the same voting power as one share of common stock; and
•
if shares of the Company common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-hundredth interest in a Preferred Share should approximate the value of one share of common stock.
Expiration.  The Rights will expire on August 31, 2018.
Redemption.  The Board may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person.  If the Board redeems any Rights, it must redeem all of the Rights.  Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right.  The redemption price will be adjusted if the Company has a stock split or stock dividends of its common stock.
Exchange.  After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding common stock of the Company, the Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.
Anti-Dilution Provisions.  The Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock.  No adjustments to the Exercise Price of less than 1% will be made.
Amendments.  The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights.  However, the Board may not amend the Rights Agreement to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of the outstanding common stock of the Company.  In addition, the Board may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns.  After a person or group becomes an Acquiring Person, the Board may not amend the agreement in a way that adversely affects holders of the Rights.
The Rights Agreement, dated as of December 16, 2016, between the Company and Computershare, as Rights Agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference.  The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.
Item 2.	Exhibits.

	3.1	Certificate of Designations for Dorian LPG Ltd. Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to Dorian LPG Ltd.'s Form 8-K filed on December 21, 2015).

4.1
Rights Agreement, dated as of December 16, 2016, between Dorian LPG Ltd. and Computershare Inc., which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Preferred Shares as Exhibit B (incorporated by reference to Exhibit 4.1 of Dorian LPG Ltd.'s Form 8-K filed on December 16, 2016).

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
Dated: December 16, 2016
Dorian LPG Ltd.

	By:	/s/ John C. Hadjipateras
	Name:	John C. Hadjipateras
	Title:	Chairman, President and Chief Executive Officer

EXHIBIT INDEX
Exhibit Number	Description

3.1	Certificate of Designations for Dorian LPG Ltd. Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to Dorian LPG Ltd.'s Form 8-K filed on December 21, 2015).

4.1
Rights Agreement, dated as of December 16, 2016, between Dorian LPG Ltd. and Computershare Inc., which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Preferred Shares as Exhibit B (incorporated by reference to Exhibit 4.1 of Dorian LPG Ltd.'s Form 8-K filed on December 16, 2016).